Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

DATE OF BOARD MEETING

The board of directors (the “Board”) of MINISO Group Holding Limited (the “Company”) announces that a meeting of the Board will be held on Tuesday, August 22, 2023, for the purpose of considering and approving, inter alias , (i) the unaudited financial results of the Company for the three months ended June 30, 2023 and its publication, (ii) the unaudited annual financial results of the Company for the year ended June 30, 2023 and its publication, and (iii) the declaration and payment of a final dividend, if any.

The Company’s management will hold an earnings conference call at 3:00 A.M. Eastern Standard Time on Tuesday, August 22, 2023 (3:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link:

https://dooyle.zoom.us/j/87376379858? pwd=dEs5ZUFaRWxHTkxHVCtnaWc1MzdlZz09
Meeting Number: 873 7637 9858

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers by using the same meeting number and passcode with access 1.

United States:	+1 213 338 8477 (or +1 646 518 9805)
Mainland China:	400 182 3168 (or 400 616 8835)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 8, 2023

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.

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